Thayer Ventures Acquisition Corporation II

25852 McBean Parkway

Suite 508

Valencia, CA 91355

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Stacie Gorman, Staff Attorney

Ruairi Regan, Staff Attorney

Babette Cooper, Staff Accountant

Wilson Lee, Staff Accountant

Re:	Thayer Ventures Acquisition Corporation II

Acceleration Request for Registration Statement on Form S-1

File No. 333-285830

Requested Date:  May 14, 2025

Requested Time: 4:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Thayer Ventures Acquisition Corporation II (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 14, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP by calling Milson C. Yu at (650) 843-5296 or Daniel S. Peale at (202) 842-7835. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Cooley LLP, Attention: Milson C. Yu and Daniel S. Peale, by email at myu@cooley.com and dpeale@cooley.com.

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If you have any questions regarding this request, please contact Milson C. Yu of Cooley LLP at (650) 843-5296 or Daniel S. Peale of Cooley LLP at (202) 842-7835.

Sincerely,

Thayer Ventures Acquisition Corporation II

/s/ Mark E. Farrell
Mark E. Farrell
Co-Chief Executive Officer, Co-President and Chief Financial Officer

cc:	Milson Yu, Esq., Cooley LLP

Daniel S. Peale, Esq., Cooley LLP